Exhibit 99.1

VOTING RESULTS OF STONECO LTD. 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

GEORGE TOWN, Grand Cayman, November 23, 2021 – StoneCo Ltd. (Nasdaq: STNE) (“Stone”) announces that the following resolutions set out in its Notice of Annual General Meeting dated October 22, 2021 were duly passed at its annual general meeting held on November 22, 2021:

•	The approval and ratification of Stone’s financial statements and the auditor’s report and Stone’s annual report on Form 20-F for the fiscal year ended December 31, 2020.

•	The election of Pedro Franceschi, Mateus Scherer Schwening, and Diego Fresco Gutiérrez, and the reelection of the following persons as directors each to serve for a one-year term, or until such person resigns or is removed in accordance with Stone’s Memorandum and Articles of Association:

o	André Street de Aguiar;

o	Eduardo Cunha Monnerat Solon de Pontes;

o	Roberto Moses Thompson Motta;

o	Thomas A Patterson;

o	Ali Mazanderani;

o	Silvio José Morais; and

o	Luciana Ibiapina Lira Aguiar.

About Stone

Stone is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Contact

Investor Relations

investors@stone.co